Exhibit 12 (a)

ENERGY FUTURE HOLDINGS CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Successor				Predecessor
	2010	2009	2008	Period from October 11, 2007 Through December 31, 2007	Period from January 1, 2007 through October 10, 2007	2006
EARNINGS:
Income (loss) from continuing operations	$(2,812)	$408	$(9,998)	$(1,361)	$699	$2,465
Subtract: Equity in earnings of unconsolidated subsidiaries (net of tax)	(277)	—	—	—	—	—
Add: Total federal income tax expense (benefit)	389	367	(471)	(673)	309	1,263
Fixed charges (see detail below)	3,646	3,225	5,280	905	777	907
Distributed income of equity investees	169	—	—	—	—	—

Total earnings (loss)	$1,115	$4,000	$(5,189)	$(1,129)	$1,785	$4,635

FIXED CHARGES:
Interest expense	$3,614	$3,190	$5,246	$899	$750	$877
Rentals representative of the interest factor	32	35	34	6	27	30

Total fixed charges	$3,646	$3,225	$5,280	$905	$777	$907

RATIO OF EARNINGS TO FIXED CHARGES (a)	—	1.24	—	—	2.30	5.11

(a)	Fixed charges exceeded earnings by $2.531 billion, $10.469 billion and $2.034 billion for the years ended December 31, 2010 and 2008 and for the period from October 11, 2007 through December 31, 2007, respectively.